TIOMIN RESOURCES INC.

082-03430 SUPPL

News Release

08005950

RECEIVED

2008 NOV 21 A 7:02

TIOMIN REPORTS 2008 Q3 FINANCIAL RESULTS

TORONTO - November 11, 2008 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reports that for the nine month period ended September 30, 2008, it had a loss of $2,695,000 or $0.00 per share compared to a loss of $7,246,000 or $0.02 for the same period in 2007. All figures are in Canadian dollars unless stated otherwise.

Company Highlights

- On July 28, 2008, Tiomin and Jinchuan Group Ltd. ('Jinchuan') of China entered into a Memorandum of Understanding ('MOU'), whereby Jinchuan will acquire 70% of Tiomin Kenya Ltd. ('TKL') by investing US$25 million into TKL, a wholly owned subsidiary of Tiomin that owns 100% of the Kwale Mineral Sands Project ('Kwale' or 'the project'). Jinchuan's investment will entitle it to a 70% interest in TKL and through its shareholding, the project. Under the terms of the MOU, Jinchuan will procure all financing, on normal commercial terms, to develop Kwale. The transaction was scheduled to close on November 1, 2008 but has been delayed by Jinchuan. Although Kwale still remains in *Force Majeure* from December 12, 2006, Tiomin is confident that, with Jinchuan's involvement and commitment to develop the project, the Government of Kenya ('GoK') will complete the steps required by international financiers and Jinchuan to secure debt financing for Kwale.

- On August 22nd Tiomin provided a bridge loan of US$2 million to Freegold Ventures Limited ('Freegold'). This US$2 million loan completes a US$4 million bridge loan financing obtained by Freegold, which closed the first US$2 million tranche on July 31st, 2008 (see www.freegoldventures.com). The bridge loan facility matures on January 15, 2009. Terms for this facility include an annual interest rate of 12.5%, a cash closing fee, and 350,000 warrants to purchase common stock of the Company for a two year period at a price equal to the average market price of the Company's shares for the 10 trading days immediately preceding closing. The lender will have the right to put the warrants back to the Company one year after closing of the bridge loan at a pro-rata price.

- On September 26, 2008 Tiomin acquired all the outstanding securities of Radiant Resources Inc. ('Radiant') (TSX-V: RRS) in exchange for securities of Tiomin The transaction was announced on May 27, 2008 and Radiant held a shareholder meeting on September 23, 2008 to approve the transaction, which closed on September 26, 2008. Radiant amalgamated with a Tiomin subsidiary and was renamed Tiomin China Limited ('TCL'). TCL

Tiomin continues to protect its capital and ended the quarter with a strong cash position of $20.6 million and working capital of $21.6million. Tiomin continues to evaluate investment opportunities but is currently taking a very cautious approach with the uncertainty in the world financial markets and the resource sector.

Results of Operations
(Expressed in thousands of Canadian dollars except share and per share data)

Three months ended September 2008	2008 $000's	2007 $000's
Loss before interest and amortization	1,078	1,354
Loss before income tax	846	1,112
Loss per share	0.00	0.00
Total assets	68,205	69,721
Compensation expense relating to stock options	-	-
Working capital	21,597	30,803
Mineral properties	11,948	7,780
Deferred exploration and development	29,739	27,096

11/21

Share Capital:		
Outstanding (000's)	474,263,803	445,365,168
Warrants (000's)	107,641,599	198,437,692
Options (000's)	40,444,000	26,025,000

Cash Flow and Liquidity

With the current issues in the market, it is important to note that the Company was never exposed to asset backed commercial papers or sub-prime mortgages. At September 30, 2008 the Company had a working capital surplus of $21,597,000 compared to $29,135,000 at December 31, 2007. For the quarter ended September 30, 2008, Tiomin (used)/ increased cash and short term investments by ($3,139,000) and ($3,996,000) for the same period in 2007. For the nine months ended September 30, 2008 and 2007 Tiomin (used) or increased cash by ($8,838,000) and ($2,601,000) respectively. During the nine months ended the Company invested $14,000 into short term investments, which mature during December 2008. During the nine months ended September 30, 2008, the Company did not issue any shares. Cash decreased during the quarter ended September 30, 2008 from operating activities, primarily from a decrease in accounts payable of $765,000 (2007 – $2,192,000) and $1,713,000 (2007 - $8,168,000) for the respective nine month period. During the nine months ended September 30, 2008 the Company invested in fixed assets totaling $58,000.

About Tiomin Resources Inc.

Tiomin is involved in the exploration and development of industrial mineral and base metal projects. Tiomin has three main assets: approximately $20.6 million of cash, a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya. Tiomin is also working to optimize the value of its shares by acquiring, or investing in, other prospective exploration properties.

Tiomin and its 51% partner at Pukaqaqa, Compañia Minera Milpo S.A. ('Milpo'), have an existing NI 43-101 measured and indicated copper resource and scoping study at Pukaqaqa, and also recently expanded its land position through the acquisition of the Puka Sur property. Tiomin and Milpo plan an extensive exploration program in 2008/09 aimed at increasing the resources.

Tiomin, through its subsidiary TCL has a joint venture interest in Xinjiang Pacific Resources ('XPR') which is a gold exploration company focused on the Altay Shan mineral belt in Xinjiang Province in northwestern China. TCL is in partnership with Baodi, which is owned by the provincial government. TCL has satisfied the contractual requirements to increase its ownership of XPR from 51% to 70% and is in the process of registering this change. TCL has a right to earn up to 90% of XPR,

Tiomin is continuing discussions with Jinchuan and the Government of Kenya regarding the previously announced transaction with Jinchuan, whereby Jinchuan will acquire 70% of Tiomin Kenya Limited by investing in two tranches U$25 million by way of a private placement into Tiomin Kenya Limited a wholly owned subsidiary of Tiomin in addition to providing all project financing requirements to develop the Kwale titanium mineral sands project. Jinchuan has delayed closing the transaction while it completes its due diligence review and resolves related issues. **The reader should be cautioned that if the transaction does not close, the Kwale project could suffer permanent impairment and will be written down or written off accordingly.**

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com or review the documents filed on www.sedar.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com Phone: 416-350-3779, ext. 231

Bruce Ramsden, VP finance and CFO
E-Mail: bramsden@tiomin.com Phone:416=350-3779, ext. 232

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

END